Exhibit 3.1

CERTIFICATE OF DESIGNATION

OF

4.5% SERIES A PREFERRED LIMITED PARTNERSHIP UNITS

OF

LIFE STORAGE LP

Series A Preferred Units

A series of 3,590,603 4.5% Series A Preferred limited partnership units, of Life Storage LP (the “Partnership”) shall be created and be designated “Series A Preferred Units” having the following rights and preferences:

DESIGNATION OF SERIES A PREFERRED UNITS. The rights, preferences, powers, privileges and restrictions, qualifications and limitations granted to or imposed upon the Series A Preferred Units (referred to hereinafter sometimes as the “Designations”) shall be as set forth below. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Amended and Restated Agreement of Limited Partnership of the Partnership, dated June 4, 2021 (as amended from time to time, the “Partnership Agreement”). The Partnership Agreement is on file at the principal place of business of the Partnership and copies will be made available on request and without cost to any unit holder of the Partnership so requesting.

1. Stated Value. The Stated Value of the Series A Preferred Units shall be $25.00 per unit (the “Stated Value”).

2. Distributions.

(a) Subject to Section 2(b) below, commencing from the date of initial issuance of Series A Preferred Units (the “Date of Issuance”), distributions (the “Distributions”) on each Series A Preferred Unit shall be payable in arrears quarterly, in an amount equal to 4.5% of the Stated Value (calculated on a per annum basis). The Distribution to be made on Series A Preferred Units on the Distribution Payment Date (as defined below) immediately following the Date of Issuance shall be made on a pro rata basis based upon the number of days during that calendar quarter preceding that initial Distribution Payment Date that the Series A Preferred Units were held by any holder. The Distributions shall be declared whenever distributions on the Common Units are declared, shall have the same record date as the distributions on the Common Units, and shall be paid but no less frequently than approximately once every three (3) months (a “Distribution Payment Date”). No distributions on the Series A Preferred Units shall be declared by the Partnership or paid or set apart for payment by the Partnership (provided, however, that in such events distributions shall nonetheless accrue) if the terms and provisions of any agreement of the Partnership, other than the Partnership Agreement, but including any agreement relating to its indebtedness, prohibits such declaration, payment or setting apart for payment or provides that such declaration, payment or setting apart for payment would constitute a breach thereof or a default thereunder (any such agreement, a “Prohibitive Agreement”), or if such declaration, payment or setting apart for payment shall be restricted or prohibited by law. The Partnership represents, warrants, acknowledges and agrees that, as of the date hereof, with the exception of that certain Seventh Amended and Restated Revolving Credit and Term Loan Agreement dated as of October 30, 2018 among the Parent and Partnership, as borrowers, Manufacturers and Traders Trust Company, individually and as the administrative agent, Wells Fargo Securities, LLC, Manufacturers and Traders Trust Company and Citibank, N.A., as joint lead arrangers and joint bookrunners, Wells Fargo Bank, National Association and CitiBank, N.A., as syndication agents, U.S. Bank National Association, HSBC Bank USA, National Association, PNC Bank, National Association, and Suntrust Bank, as documentation agents, and the other lending institutions party thereto, the Partnership has not entered into any Prohibitive Agreement. Distributions, when declared, shall be payable to holders of record as they appear in the Partnership Agreement at the close of business on the applicable record date (each, a “Record Date”), which shall be no later than the 17th day of the calendar month in which the applicable Distribution Payment Date falls or such other date designated by the General Partner for the payment of Distributions that is not more than thirty (30) days nor less than ten (10) days prior to such Distribution Payment Date. Notwithstanding anything to the contrary contained herein, distributions on the Series A Preferred Units shall be cumulative and shall accumulate whether or not the Partnership has earnings, whether or not there are funds legally available for the payment of such distributions and whether or not such distributions are authorized. Accumulated but unpaid distributions on the Series A Preferred Units will accrue daily and accumulate as of the Distribution Payment Date on which they first become payable and shall be cumulative until paid. Any distributions made on the Series A Preferred Units shall first be credited against the earliest accrued but unpaid distributions due with respect to such units. No Distributions shall be declared or paid on any class of Common Units or any other class or series of preferred units, other than such series of preferred units which, by the terms of such series Certificate of Designation, have rights, preferences, powers, privileges and restrictions, qualifications and limitations that are senior to or pari passu with the Series A Preferred Units, nor shall any Common Units or any units of such other class or series of preferred units be redeemed, purchased or otherwise acquired for any consideration by the Partnership except for a redemption pursuant to Section 8.6 of the Partnership Agreement if the Partnership pays the REIT Shares Amount for such redemption, until all Distributions, if any, due and legally payable on the Series A Preferred Units (including previously accumulated and unpaid Distributions) have been paid to the holders of such units.

(b) For purposes of this Certificate of Designation, “Business Day” shall mean any day, excluding Saturday, Sunday and any other day on which commercial banks in New York or national securities exchanges are authorized or required by law to close.

3. Liquidation. The Series A Preferred Units shall be preferred as to assets over any class of Common Units or other class of preferred units of the Partnership, other than any class of preferred units that are senior to or pari passu with the Series A Preferred Units, such that in the event of any of:

(a) the voluntary or involuntary liquidation, dissolution or winding up of the Partnership;

(b) the consolidation, merger or other business combination of the Partnership with or into any other partnership, corporation, trust or other entity or of any other partnership, corporation, trust or other entity with or into the Partnership, whether or not the Partnership is the surviving entity, if such consolidation, merger or other business combination results in (i) the holders of Series A Preferred Units and the holders of Common Units being paid cash for all of their partnership units and no longer holding any interest in the surviving or resulting entities or (ii) the holders of common stock (“Common Stock”) of Life Storage, Inc. (“Parent”), the parent company of the general partner of the Partnership, Life Storage Holding, Inc., a Delaware corporation (the “General Partner”), and the holders of Common Units (not including the Common Units held by the Parent) taken in the aggregate, immediately prior to such merger, consolidation or business combination holding directly or indirectly securities that represent, immediately following such consolidation, merger or other business combination, less than fifty percent (50%) of the voting securities of the surviving or resulting successor to the Partnership; or

(c) the sale, lease or conveyance of all or substantially all of the assets or business of the Partnership

(in each case, a “Liquidation”), the holders of the Series A Preferred Units shall be entitled to have set apart for them, or to be paid out of the assets of the Partnership, before any distribution is made to or set apart for the holders of the Common Units or other series of preferred units or any other capital interest heretofore or hereafter issued, an amount in cash equal to the Stated Value per unit plus any Accrued Distributions (as defined below) as of such date of payment. At least twenty (20) Business Days prior to the completion of any Liquidation, the Partnership shall provide each holder of Series A Preferred Units with notice of such Liquidation (the “Liquidation Notice”) and the option to convert their Series A Preferred Units as provided under Section 4 below. The Liquidation Notice shall contain or be accompanied by such disclosure as is material to the investment decision of the Series A Preferred Unit holders as to whether or not to convert the Series A Preferred Units into Common Units prior to the Liquidation; provided, however, that to the extent that such information is contained in filings with the Securities and Exchange Commission (the “SEC”) and such filings are available on a timely basis, the Liquidation Notice may merely refer the Series A Preferred Unit holders to the General Partner’s SEC filings, as amended, for material information about any such Liquidation. The amounts received by the holders of Series A Preferred Units in a Liquidation shall be in consideration for the cancellation of such holder’s Series A Preferred Units. “Accrued Distributions” shall mean, as of any date of determination, an amount equal to the amount of Distributions, determined in accordance with Section 2 which would be paid on the Series A Preferred Units for the period of time elapsed from the most recent Distribution Payment Date on which all previously accrued distributions on the Series A Preferred Units were actually paid to the date of determination. If the assets or surplus funds to be distributed to the holders of the Series A Preferred Units are insufficient to permit the payment to such holders of their full preferential amount, the assets and surplus funds legally available for distribution shall be distributed ratably among the holders of the Series A Preferred Units in proportion to the full preferential amount each such holder is otherwise entitled to receive.

4. Conversion of Series A Preferred Units.

(a) Right to Convert. Commencing from and after the earlier of (i) the first anniversary of the Date of Issuance, (ii) the date of the death of a holder of such Series A Preferred Unit that is both a natural person and the initial holder of such Series A Preferred Unit or a Permitted Transferee, and (iii) the date of the Liquidation Notice, each Series A Preferred Unit shall be convertible (A) at any time in the case of the immediately preceding subclauses (i) and (ii) (and, for the avoidance of doubt, in the case of subclause (ii) only such Series A Preferred Units held by the deceased holder shall be convertible) or (B) solely if a Conversion Notice (as defined below) is received by the Partnership from the applicable holder within twenty (20) Business Days after the date of the Liquidation Notice in the case of the immediately preceding subclause (iii), in each case, at the Conversion Rate set forth below, into a number of fully paid and nonassessable common units of the Partnership (“Common Units”), at the option of the holder (or such holder’s estate in the case of the death of such holder) as set forth below (“Conversion”). A holder of Series A Preferred Units may not exercise the right to convert pursuant to this Section 4(a) for less than one thousand (1,000) Series A Preferred Units or, if such holder holds less than one thousand (1,000) Series A Preferred Units, all of the Series A Preferred Units held by such holder.

(b) Mechanics of Conversion. Each holder of Series A Preferred Units who desires to convert (and has the right to do so pursuant to Section 4(a) above) any or all of its Preferred Units into Common Units shall provide written notice to the Partnership in the form of the Notice of Conversion attached to this Certificate of Designation (a “Conversion Notice”) via telecopy, electronic portable document format (PDF) file or other means of electronic transmission, hand delivery or other mail or messenger service. The Conversion Notice shall set forth the number of Series A Preferred Units the holder has elected to convert. The original Conversion Notice and the certificate or certificates (if any) representing the Series A Preferred Units for which conversion is elected, shall be delivered to the Partnership by nationally recognized courier, duly endorsed. The date upon which a Conversion Notice and the certificates (if any) are initially received by the Partnership shall be a “Notice Date” and the date on which such Conversion shall be effective for all purposes (the “Conversion Date”) shall be the Notice Date.

(c) Issuance of Common Units. As soon as reasonably practicable after the Conversion Date (but in any event not later than five (5) Business Days after the Conversion Date), the Partnership shall record on the books and records of the Partnership (i) the number of Common Units to which the holder shall be entitled as set forth herein, and, (ii) if the Series A Preferred Units have been converted only in part, update on the books and records of the Partnership the number of Series A Preferred Units not subject to the conversion. For all purposes, Common Units issued upon conversion of Series A Preferred Units shall be deemed to have been issued on the Conversion Date, notwithstanding that the record of such issuance may be made after the Conversion Date; provided, however, that solely for purposes of the first sentence of Section 8.6(a) of the Partnership Agreement, Common Units issued upon conversion of Series A Preferred Units shall be deemed to have been issued as of the Date of Issuance.

(d) Conversion Rate. Each Series A Preferred Unit shall be convertible into that number of Common Units equal to the quotient of (i) the Stated Value of the Preferred Units being converted plus any Accrued Distributions on the Preferred Units being converted, divided by (ii) the average closing price of Parent’s Common Stock over the ninety (90) consecutive Trading Days ending the Trading Day preceding the Conversion Date (the “Conversion Rate”). For purposes of this Section 4(d), the term “Trading Day” shall mean any day on which the primary market on which shares of the Parent’s Common Stock are listed is open for trading.

(e) Reservation of Common Units Issuable Upon Conversion. The Partnership shall at all times reserve and keep available out of its authorized but unissued Common Units, solely for the purpose of effecting the conversion of the Series A Preferred Units, such number of Common Units as shall from time to time be sufficient to effect the conversion of all then outstanding Series A Preferred Units; and if at any time the number of authorized but unissued Common Units shall not be sufficient to effect the conversion of all then outstanding Series A Preferred Units, the Partnership will take such action as may be reasonably necessary to increase its authorized but unissued Common Units to such number of Common Units as shall be sufficient for such purpose.

(f) Adjustment to Conversion Rate.

(i) If the shares of the Common Stock are changed into the same or a different number of shares of any class or classes as a result of a recapitalization or other event such that Section 11.2.C of the Partnership Agreement would apply, the kind and number of shares and other securities or other property that shall be received as a result of such event by a holder of Series A Preferred Units electing to convert such Series A Preferred Units shall equal the number that would have been received upon such event by holders of the number of shares of Common Stock for which the Common Units (whether or not such Common Units were then redeemable) into which the Series A Preferred Units were then convertible (whether or not the Series A Preferred Units were then convertible) would have been redeemed immediately prior to such event.

(ii) If, prior to the conversion of all Series A Preferred Units, the number of outstanding Common Units or shares of Common Stock is increased or decreased by a unit or share split, reverse unit split or similar event, then without further action or consent by the General Partner or any Limited Partner, each Series A Preferred Unit shall be split or combined in accordance with the same ratio used to split or combine the Common Units or Common Stock.

(iii) Except in the event of a Liquidation under Section 3(b), if prior to the conversion of all Series A Preferred Units, there shall be any merger, consolidation, exchange of units, recapitalization, reorganization, or other similar event, as a result of which Common Units of the Partnership shall be changed into the same or a different number of securities of the same or another class or classes of units or securities of the Partnership or another entity, (other than (A) a subdivision or combination of Common Units to which the provisions of Section 4(f)(ii) shall apply and (B) solely in compliance with Section 11.2.C of the Partnership Agreement in connection with any such change in the Common Stock for which provision has already been made under such section 11.2.C of the Partnership Agreement and Section 4(f)(i)), then the holders of Series A Preferred Units shall thereafter have the right to purchase and receive upon conversion of Series A Preferred Units, upon the basis and upon the terms and conditions specified herein and in lieu of the Common Units immediately theretofore issuable upon conversion, such units and/or securities as may be issued or payable with respect to or in exchange for the number of Common Units immediately theretofore purchasable and receivable upon the conversion of Series A Preferred Units held by such holders (whether or not the Series A Preferred Units were then convertible) had such merger, consolidation, exchange of units, recapitalization or reorganization not taken place, and in any such case appropriate provisions shall be made with respect to the rights and interest of the holders of the Series A Preferred Units to the end that the provisions hereof (including, without limitation, provisions for adjustment of the Conversion Rate) shall thereafter be applicable, as nearly as may be practicable in relation to any units or securities thereafter deliverable upon the exercise hereof. The Partnership shall not effect any transaction described in this subsection unless the resulting successor or acquiring entity (if not the Partnership) assumes by written instrument the obligation to deliver to the holders of the Series A Preferred Units such units and/or securities as, in accordance with the foregoing provisions, the holders of the Series A Preferred Units may be entitled to receive upon conversion thereof.

(g) No Fractional Units. No fractional units of Common Units shall be issued upon Conversion of the Series A Preferred Units. If the Conversion Rate, or any adjustment under this subsection (g) would create a fractional unit of Common Units or a right to acquire a fractional unit of Common Units, the number of Common Units issued or issuable to the holder of the Series A Preferred Units shall be rounded up to the next whole unit.

(h) Status of Converted Units. In the event any Series A Preferred Units shall be converted as contemplated by this Certificate of Designation, the units so converted shall be canceled, and shall not be issuable by the Partnership as Series A Preferred Units.

(i) Adjustments for Other Distributions. In the event the General Partner on behalf of the Partnership at any time or from time to time after the Date of Issuance shall make or issue, or fix a record date for the determination of holders of Common Units entitled to receive, a dividend or other distribution payable in securities of the Partnership or a subsidiary of the Partnership or in other property and the provisions of Section 2 do not otherwise require that the holders of the Series A Preferred Units participate in such Distribution, then and in each such event the holders of Series A Preferred Units shall receive, simultaneously with the distribution to the holders of Common Units, a Distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Series A Preferred Units had been converted into Common Units on the date of such event.

(j) Distributions on Converted Units. All distributions to be made with respect to Common Units received pursuant to a Conversion of Series A Preferred Units shall be paid on a pro rata basis based on the number of days from the date of Conversion through the next Distribution Payment Date in the quarter which such Conversion occurred divided by the total number of days between the Distribution Payments Dates.

5. Redemption of Series A Preferred Units.

(a)

(i) Right to Redemption. Commencing from and after the earlier of (A) the first anniversary of the Date of Issuance and (B) the date of the death of a holder of such Series A Preferred Unit that is both a natural person and the initial holder of such Series A Preferred Unit or a Permitted Transferee, a holder of Series A Preferred Units shall have the right to elect to have, out of funds legally available therefor, any of its Series A Preferred Units redeemed (and, for the avoidance of doubt, in the case of subclause (B) only such Series A Preferred Units held by the deceased holder shall be redeemable) by the Partnership (a “Series A Preferred Optional Redemption”) for an amount in cash equal to the Stated Value per unit plus any Accrued Distributions as of such date of payment (the “Series A Preferred Optional Redemption Price”). Any such Series A Preferred Optional Redemption shall occur not more than thirty (30) days, or ninety (90) days if the aggregate Series A Preferred Optional Redemption Price for all Series A Preferred Units being redeemed is $10,000,000 or more, (any such day being a “Series A Preferred Optional Redemption Date”) following receipt by the Partnership of a written election notice (the “Series A Preferred Optional Election Notice”) from any holder of Series A Preferred Units, stating the aggregate number of Series A Preferred Units owned and to be redeemed. A holder of Series A Preferred Units may not exercise the right to redeem pursuant to this Section 5(a) for less than one thousand (1,000) Series A Preferred Units or, if such holder holds less than one thousand (1,000) Series A Preferred Units, all of the Series A Preferred Units held by such holder. The aggregate Series A Preferred Optional Redemption Price for all Series A Preferred Units being redeemed shall be payable by certified check or wire transfer of immediately available funds to the respective holders of the Series A Preferred Units on the applicable Series A Preferred Optional Redemption Date.

(ii) Mandatory Redemption. Commencing from and after the tenth anniversary of the Date of Issuance, upon not less than ninety (90) days prior written notice (a “Series A Preferred Mandatory Redemption Notice”), the Partnership shall have the right to redeem all, but not less than all, of the issued and outstanding Series A Preferred Units (a “Series A Preferred Mandatory Redemption”) for an amount in cash equal to the Stated Value per unit plus any Accrued Distributions as of such date of payment (the “Series A Preferred Mandatory Redemption Price”). Any such Series A Preferred Mandatory Redemption shall occur on the date specified in the Series A Preferred Mandatory Redemption notice, which date shall be not less than ninety (90) days nor more than one hundred twenty (120) days following the date of the Series A Preferred Mandatory Redemption Notice (such day being a “Series A Preferred Mandatory Redemption Date”). In addition to any information required by law, such notice shall state: (1) the Series A Preferred Mandatory Redemption Date; (2) the Series A Preferred Mandatory Redemption Price; (3) the place or places where certificates (if any) for such units are to be surrendered for payment of the Series A Preferred Mandatory Redemption Price; (4) that distributions on the Series A Preferred Units to be redeemed will cease to accrue on the Series A Preferred Mandatory Redemption Date; and (5) that holders of Series A Preferred Units may elect to receive the Series A Preferred Mandatory Redemption Price in the form of Common Units in accordance with the terms of these Designations. The aggregate Series A Preferred Mandatory Redemption Price for all Series A Preferred Units being redeemed shall be payable by certified check or wire transfer of immediately available funds to the respective holders of the Series A Preferred Units on the applicable Series A Preferred Mandatory Redemption Date. Notwithstanding the foregoing, upon written notice to the Partnership within thirty (30) Business Days of receipt of a Series A Preferred Mandatory Redemption Notice, a holder of Series A Preferred Units may elect to receive all or a portion of the Series A Preferred Mandatory Redemption Price in the form of Common Units in lieu of cash, with such number of Common Units equal to the Series A Preferred Mandatory Redemption Price for such Series A Preferred Units divided by the average closing price of Parent’s Common Stock over the thirty (30) Trading Days ending the Trading Day preceding the date of the Series A Preferred Mandatory Redemption Date. For all purposes, Common Units issued pursuant to the preceding sentence shall be deemed to have been issued on the Series A Preferred Mandatory Redemption Date, notwithstanding that the record of such issuance may be made after the Series A Preferred Mandatory Redemption Date; provided, however, that solely for purposes of the first sentence of Section 8.6(a) of the Partnership Agreement, Common Units issued pursuant to the preceding sentence shall be deemed to have been issued as of the Date of Issuance.

(b) Rights Subsequent to Redemption. If on the applicable Series A Preferred Optional Redemption Date or Series A Preferred Mandatory Redemption Date, the Series A Preferred Optional Redemption Price or Series A Preferred Mandatory Redemption price, as applicable, is paid (or tendered for payment) for any of the Series A Preferred Units to be redeemed on such Series A Preferred Optional Redemption Date or Series A Preferred Mandatory Redemption Date, as applicable, then on such date all rights of the holder in the Series A Preferred Units so redeemed and paid or tendered, including any rights to distributions on such Series A Preferred Units, shall cease, and such Series A Preferred Units shall no longer be deemed issued and outstanding.

6. No Reissuance. Any Series A Preferred Units exchanged, purchased or otherwise acquired by the Partnership in any manner whatsoever shall be retired and cancelled promptly after the acquisition thereof.

7. Voting Rights. (a) The holders of Series A Preferred Units shall not be entitled to vote on any matters required or permitted to be submitted to the holders of Common Units for their approval and shall have no voting rights except as set forth in Section 7(b) below.

(b) The Partnership shall not, without the affirmative consent of the holders of greater than two thirds (66.67%) of the then outstanding Series A Preferred Units:

(i) increase the total number of authorized Series A Preferred Units;

(ii) in any manner alter or change the designations or the powers, preferences or rights, or the qualifications, limitations or restrictions of the Series A Preferred Units in a manner that materially adversely affects the rights of the holders of the Series A Preferred Units;

(iii) until the tenth anniversary of the Date of Issuance, in any manner authorize, create or issue any additional preferred units or any class or series of capital interests that will be issued in a non-public offering, in either case ranking, either as to payment of distributions or distribution of assets, senior to, the Series A Preferred Units; provided, however, that the Partnership may, without the consent of any of the holders of the then outstanding Series A Preferred Units, issue a class or series of preferred units that is senior to the Series A Preferred Units in connection with any issuance of (x) preferred stock (or similar security, including without limitation depositary shares) for cash by the Parent or (y) preferred units (or similar security, including without limitation depositary units) for cash by the Partnership, in either case, in a registered public offering; provided, further, however, that if ninety percent (90%) or more of the Series A Preferred Units is no longer held by either the original owners thereof or by transferees that are Permitted Transferees (as defined below), the rights of the holders of the Series A Preferred Units set forth in this Section 7(b)(iii) shall terminate and be of no further force or effect; or

(iv) reclassify the Common Units or any other units of any class or series of capital interests hereafter created junior to the Series A Preferred Units into any class or series of capital interests ranking, either as to payment of dividends or distribution of assets, senior to the Series A Preferred Units.

(c) If any matter shall require the consent of holders of then outstanding Series A Preferred Units pursuant to Section 7(b), the Partnership shall notify the holders of Series A Preferred Units in writing and request their consent to the same in writing (a “Consent Request”). Such Consent Request shall be sent to each holder at the address set forth in the records of the Partnership. The requisite approval of the holders of Series A Preferred Units shall be deemed to have been obtained only if written consents to such action provided by the holders of not less than the requisite number of Series A Preferred Units as of the date of the Consent Request are received by the Partnership within twenty (20) Business Days after the date of the Consent Request.

8. Rank and Limitations of Preferred Units. All Series A Preferred Units shall rank equally with each other Series A Preferred Unit and shall be identical in all respects.

9. Equivalence to Common Stock. So long as any Series A Preferred Units are outstanding, the Partnership shall maintain the one-to-one equivalence of a share of Common Stock and a Common Unit.

10. Redemption of Common Units. The Common Units issued upon conversion of the Series A Preferred Units are redeemable at the election of the holders thereof on the terms set forth in the Partnership Agreement.

11. Subject to Partnership Agreement. Except as expressly provided herein to the contrary, the holders of the Series A Preferred Units, the Common Units issued upon conversion of the Series A Preferred Units and the General Partner are entitled to all the benefits of, and subject to all the requirements of, the Partnership Agreement. In the event of a conflict between the terms of the Partnership Agreement and this Certificate, the provisions of this Certificate shall govern.

12. Transfers. Without the prior written consent of the General Partner, the holders of the Series A Preferred Units may not Transfer any of the Series A Preferred Units. Notwithstanding the foregoing or any provision in the Partnership Agreement to the contrary, but subject to compliance with all applicable securities laws, each holder of Series A Preferred Units shall have the right to effect any Transfer: (a) permitted by Section 11 of the Partnership Agreement; (b) at the Closing or at any time thereafter to any initial holder of such Series A Preferred Unit or a Permitted Transferee, (c) at the Closing or at any time thereafter to any of such holder’s affiliates, owners or members; or (d) at the Closing or from time to time thereafter, by gift, of some or all of the Series A Preferred Units he, she or it holds to (i) any spouse, sibling, parent or lineal descendant of a holder or such affiliate, owner or member (each, a “Family Member”), (ii) a trust, partnership, limited liability company or other entity for the benefit, or directly or indirectly owned by, as the case may be, of a holder or any Family Member, on a combination of the foregoing, (iii) an institution of higher learning, or (iv) any entity exempt from U.S. federal income tax under Section 501(c)(3) of the Internal Revenue Code (each transferee in a transaction described in any of clauses (a), (b), (c)(i), (c)(ii), (c)(iii) or (c)(iv) above being a “Permitted Transferee” and such Transfer a “Permitted Transfer”). The General Partner, as general partner of the Partnership, hereby grants its consent in advance to each Permitted Transfer, subject only to the requirements of Section 11 of the Partnership Agreement and the receipt of ten (10) Business Days’ prior written notice thereof, and agrees to admit each Permitted Transferee as a limited partner of, and the General Partner agrees to make the necessary amendment to the Partnership Agreement contemplated by Sections 11 and 12.3 of the Partnership Agreement. The Partnership shall reasonably cooperate in facilitating such Transfers. Any such Permitted Transferee shall execute the Partnership Acknowledgment prior to being admitted as a partner in the Partnership, and shall be bound by all the terms and conditions applicable to the transferring holder of Series A Preferred Units under the Partnership Agreement and this Certificate of Designation. In addition, the General Partner, as general partner of the Partnership, and the Partnership hereby grant its consent to any holder of Series A Preferred Units depositing such Units into a brokerage account, which account (but not the Series A Preferred Units directly) may be pledged to an institutional lender as security for a loan.

13. Headings. The headings of the various subdivisions hereof are for convenience of reference only and shall not affect the interpretation of any of the provisions hereof.

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August 19, 2021	LIFE STORAGE LP, a Delaware limited partnership

	By:	Life Storage Holdings, Inc.,
its General Partner

	By:	/s/ Andrew J. Gregoire
Name: Andrew J. Gregoire
Title: Chief Financial Officer

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